March 11, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dan Morris

Re:	Modern Mining Technology Corp.
Offering Statement on Form 1-A
File No. 024-12671

Dear Mr. Morris,

Modern Mining Technology Corp., a British Columbia, Canada corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 9:00 a.m. Eastern Time on March 19, 2026, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Michael Shannon at (604) 893-7638. Thank you for your assistance and cooperation.

Very truly yours,

MODERN MINING TECHNOLOGY CORP.

By:	/s/ David Whitney
Name:	David Whitney
Title:	Chief Financial Officer